Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following communication was emailed to certain director level employees of Continental Airlines, Inc. on September 17, 2010.
*****

Amy K. Sedano	Continental Airlines, Inc.	Direct 713 324 4955
Manager, Equity Programs & Executive Benefits	Mail Code HQSHR	Main 713 324 5000
Human Resources	1600 Smith Street	E-Mail amy.sedano@coair.com
Houston TX 77002
MEMORANDUM

DATE:	September 17, 2010

TO:	All Director Level Employees in Grades 46-50 and Chelsea Grades 19-24

FROM:	Amy K. Sedano

RE:	Employee Bulletin No. 19 Additional Information for CO, CMI Grades 46-50 and Chelsea Grades 19-24
     Continental’s upcoming merger with United will impact outstanding stock options granted under Continental’s Incentive Plans. This e-mail summarizes the effect the merger may have on your outstanding options. For more information, see Employee Bulletin No. 19, (attached).
     The merger’s legal closing will result in the conversion of outstanding stock options granted under Continental’s Incentive Plans, which we refer to as the 1997, 1998, 2000 and 2010 Plans into options to purchase shares in UAL Corporation, United’s parent company (“UAL”), which will be renamed United Continental Holdings, Inc. at the time of the closing.
     Any unvested options granted under the 1997, 1998 or 2000 Plans options will vest in full upon the closing of the merger and will be subject to customary termination rules, which can be found on the applicable Grant Form. Options granted under the 2010 Plan will NOT vest in full upon the closing, and will remain subject to the normal vesting schedule provided in the relevant Grant Form.

     If you terminate employment, this may impact the exercise period for your options. For example:
•	If you voluntarily leave the company after closing of the merger, your vested options under the 1997, 1998 or 2000 plans will remain exercisable for the earlier of 30 days following termination or the end of the option period.

•	If you voluntarily leave the company after closing of the merger, your vested options under the 2010 plan will remain exercisable for the earlier of six months or the end of the option period.

•	If you involuntarily leave the company (except termination for cause) after the closing of the merger, your vested options under the 1997, 1998 or 2000 plans will remain exercisable for the earlier of 30 days following termination or the end of the option period.

•	If you involuntarily leave the company (except termination for cause) from and up to two years after the closing, your options granted under the 2010 plan will vest in full upon termination and remain exercisable until the end of the option period.

•	If you retire after the closing of the merger, options granted under the 1997, 1998 or 2000 plans will remain exercisable for the earlier of one year following termination or the end of the option period.

•	If you retire after the closing of the merger, options granted under the 2010 plan will vest in full upon retirement and remain exercisable until the earlier of one year or the end of the option period.
For further details concerning how other termination situations not described above may impact the exercise period under outstanding options, please review your Grant Form(s).
There will be a brief blackout period that begins prior to the closing of the merger during which optionees will be restricted from exercising options or selling shares obtained from option exercises, so that stock options can be converted into options to purchase UAL common stock. The exact blackout dates have yet to be determined, but we will communicate them to you in advance of the blackout period.
Other than the changes described above, outstanding options under the director level plans will continue to be subject to the same terms outlined in the grant documents.
You can view your account at Morgan Stanley Smith Barney by going to www.benefitaccess.com to see the plans from which your options were granted. For more information, please do not hesitate to contact me directly.
Important Information For Investors And Stockholders
In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the

documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

September 7, 2010
EMPLOYEE BULLETIN NO. 19
BROAD BASED STOCK OPTIONS TO BE CONVERTED TO OPTIONS IN
UNITED CONTINENTAL HOLDINGS, INC.; ESPP PROGRAM TO END
This bulletin contains information on two separate programs: the 2005 Broad Based Stock Option Plans and the CO Employee Stock Purchase Plan.
The 2005 Broad Based Employee Stock Option Plan and the 2005 Pilot Supplemental Option Plan
Upon completion of the merger, outstanding broad based stock options granted under the Continental Airlines, Inc. 2005 Broad Based Employee Stock Option Plan and the 2005 Pilot Supplemental Option Plan (collectively, the “Broad Based Plans”) will be converted into options to purchase shares in UAL Corporation, United’s parent company (UAL), which will be renamed United Continental Holdings, Inc. at the time of the merger closing.
The number of shares that can be purchased under the adjusted options will be converted at the merger exchange ratio of 1.05 shares of UAL common stock for every share of CO common stock, and rounded down to the nearest whole share. For example, if, at the time of the merger, you have outstanding options to purchase 100 shares of CO’s common stock, these options will convert to options to purchase 105 shares of UAL common stock. The exercise price under the converted options will also be adjusted by dividing the current exercise price by the exchange ratio (1.05), and rounding up to the nearest whole cent. For example, if the current exercise price under your outstanding CO options were $10.00/share of CO common stock, the converted options would be adjusted to provide for an exercise price of $9.53/share of UAL common stock ($10.00/1.05) upon the completion of the merger.
There will be a brief blackout period at the time of merger closing during which optionees will be restricted from exercising options or selling shares obtained from option exercises so that stock option accounts can be converted. The exact blackout dates have yet to be determined but will be communicated to you in advance of the blackout period.
Other than the changes described above, your outstanding options under the Broad Based Plans will continue to be subject to the same terms. Vested options granted under the Broad Based Plans will remain exercisable until they expire, subject to certain termination rules outlined in your stock option grant document. You can view your stock option account at Morgan Stanley Smith Barney by going to www.benefitaccess.com. For more information, please contact Employee Stock Options Administration at employeestockoptions@coair.com or call 713-324-5021, option 3.

ESPP to End Soon
The merger between CO and UAL will also mean CO’s Employee Stock Purchase Plan (ESPP) will end. The last payroll deduction for the current quarterly purchase period is expected to occur in mid-September, and your accumulated payroll deduction contributions will then be used to buy shares of CO common stock. In connection with the merger, there will be a short blackout period during which participants will be restricted from selling shares in their ESPP accounts so that the shares of CO stock held in ESPP accounts can be converted into shares of the common stock of UAL. The exact blackout dates have not yet been determined, but ESPP participants will be notified in advance of the blackout period.
Participants need not take any action at this time, and Morgan Stanley Smith Barney will continue to maintain participants’ accounts.
On the day we legally merge, CO and United will both be subsidiaries United Continental Holdings, Inc., and the stockholders will own shares in that holding company. Shares of CO stock will be converted into UAL stock at the merger exchange ratio of 1.05 shares of UAL common stock for every share of CO common stock. For example, if you participate in the plan and have 100 shares of CO stock in an ESPP account, those shares will be converted into 105 shares of UAL stock on the date of the merger closing. Upon the closing of the merger, the CO Employee Stock Purchase Plan will terminate.
For more information, participants may refer to a Q&A at Insidecoair > “News and Events” > “Employee Stock Purchase Plan Q&A.” Participants can also contact ESPP Administration at ESPP@coair.com or call 713-324-ESPP (3777).
Important Information For Investors And Stockholders
     In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.